QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99-10

SUPPLEMENTARY OIL AND GAS DISCLOSURES (unaudited)

        The following disclosures are presented in accordance with United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas" and Subpart 1200 of Regulation S-K ("Subpart 1200") promulgated by the United States Securities and Exchange Commission. Disclosures pertaining to the audited consolidated financial statements as at and for the year ended December 31, 2014 (the "2014 Financial Statements") of Suncor Energy Inc. ("Suncor" or the "Company") were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles contained within Part 1 of the Chartered Professional Accountants Canada Handbook, which differ in material respects from financial statements prepared in accordance with United States generally accepted accounting principles. The 2014 Financial Statements are attached as Exhibit 99.1 to Suncor's annual report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F").

Reserves Data

        Reserve estimates included herein are estimates only and can be significantly impacted by a variety of internal and external factors. For more information to the risks involved when estimating reserves, see the discussion in the "Statement of Reserves Data and Other Oil and Gas Information — Significant Risk Factors and Uncertainties Affecting Reserves Data" section in Suncor's 2014 Annual Information Form (the "2014 AIF"), which is contained in the Form 40-F. Readers should also see Suncor's Management's Discussion and Analysis for the year ended December 31, 2014, which is attached as Exhibit 99.2 to the Form 40-F (the "2014 Management's Discussion and Analysis").

        The reserve data presented herein may differ in relation to the format and the basis from which volumes are economically determined under Subpart 1200 and National Instrument 51-101 — "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), as disclosed in the 2014 AIF. Subpart 1200 requires disclosure of net proved reserves, after royalties, using the average of the first-day-of-the-month prices for the twelve month period prior to the end of the reporting period, whereas NI 51-101 requires disclosure of gross and net reserves, estimated using forecast prices and costs.

Net Proved Oil and Gas Reserves(1)(2)

        The majority of Suncor's oil and gas reserves are in Canada. In order to align with the Company's segmented information in the 2014 Financial Statements, the 2014 Management's Discussion and Analysis and the 2014 AIF, the Company presents the following supplementary oil and gas disclosures by showing amounts associated with its Oil Sands segment, which are exclusively in Canada and produce synthetic crude oil ("SCO") and bitumen, separate from other Canadian operations, which are aggregated with Suncor's international operations (collectively, "Exploration and Production") and produce crude oil, natural gas and natural gas liquids ("NGLs").

	SCO (mmbbls)		Bitumen (mmbbls)		Crude Oil and NGLs(3) (mmbbls)		Natural Gas (bcf)		Total (mmboe)
At December 31, (net reserves, constant prices and costs)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Proved Developed
Oil Sands	1 700	1 804	143	153	—	—	—	—	1 843	1 957
Exploration and Production	—	—	—	—	170	171	36	38	176	177

	1 700	1 804	143	153	170	171	36	38	2 019	2 134

Proved Undeveloped
Oil Sands	452	516	1 444	1 566	—	—	—	—	1 897	2 082
Exploration and Production	—	—	—	—	64	46	1	6	64	47

	452	516	1 444	1 566	64	46	1	6	1 961	2 129

Proved
Oil Sands	2 152	2 320	1 588	1 719	—	—	—	—	3 740	4 040
Exploration and Production	—	—	—	—	234	216	37	44	241	223

	2 152	2 320	1 588	1 719	234	216	37	44	3 981	4 263

Reconciliation of Net Proved Oil and Gas Reserves

(net reserves, constant prices and costs)	Balance December 31 2012	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2013
Oil Sands
SCO (mmbbls)	2 333	30	1	—	69	(112)	—	2 320
Bitumen (mmbbls)	885	1	1	—	856	(23)	—	1 719
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	251	12	—	—	2	(37)	(12)	216
Natural gas (bcf)	546	10	—	—	6	(61)	(457)	44

Total (mmboe)	3 560	45	2	—	928	(182)	(89)	4 263

(net reserves, constant prices and costs)	Balance December 31 2013	Revisions of Previous Estimates(4)	Improved Recovery	Acquisitions	Extensions and Discoveries(5)	Production	Dispositions	Balance December 31 2014
Oil Sands
SCO (mmbbls)	2 320	(62)	—	—	—	(106)	—	2 152
Bitumen (mmbbls)	1 719	(92)	—	—	—	(39)	—	1 588
Exploration and Production
Crude oil and NGLs(3) (mmbbls)	216	53	—	—	1	(32)	(4)	234
Natural gas (bcf)	44	8	—	—	6	(7)	(14)	37

Total (mmboe)	4 263	(100)	—	—	2	(178)	(6)	3 981

Notes to Reserve Data:

(1)
Definitions

a.
Net reserves, in relation to Suncor's production and reserves, represents the Company's working interest (operated and non-operated) share after deduction of royalty obligations, plus the Company's royalty interests in production and reserves.

b.
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

c.
Proved developed oil and gas reserves are those quantities that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and can be expected to be recovered through extraction equipment and infrastructure installed and operational at the time of the reserves estimate for projects that extract oil and gas by means not involving a well.

  d.
  Proved undeveloped oil and gas reserves are those quantities that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)
Reserve data tables may not add due to rounding.

(3)
Natural gas liquids reserves are not significant and have been presented in combination with Crude Oil reserves.

(4)
Revisions of previous estimates include changes to proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors, such as changes in constant prices used for the reserve evaluation.

(5)
Extensions and discoveries are additions to proved reserves from proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery or discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. The change in Oil Sands for 2013 was driven primarily by the addition of reserves as a result of the Fort Hills project sanction in October of 2013.

Capitalized Costs

	At December 31, 2014			At December 31, 2013
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Exploration and evaluation assets(1)	1 581	667	2 248	2 040	732	2 772
Oil and gas properties(2)	12 584	16 651	29 235	10 770	14 753	25 523
Plant and equipment(2)	41 427	1 016	42 443	41 357	907	42 264
— accumulated provision(2)	(13 032)	(8 021)	(21 053)	(12 124)	(6 704)	(18 828)

Total	42 560	10 313	52 873	42 043	9 688	51 731

(1)
Exploration and evaluation assets largely represent amounts associated with unproved properties, but may include properties with proved reserves for which Suncor's Board of Directors have not sanctioned development. See note 18 of the 2014 Financial Statements.

(2)
Oil and Gas Properties, Plant and Equipment and the accumulated provision largely represent amounts associated with proved properties. See note 17 of the 2014 Financial Statements.

Costs Incurred for Property Acquisition, Exploration and Development Activities

	Year ended December 31, 2014			Year ended December 31, 2013
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Unproved property acquisition	—	1	1	—	2	2
Proved property acquisition	—	—	—	—	—	—
Exploration(1)	161	296	457	196	308	504
Development(2)	4 237	1 819	6 056	4 322	1 247	5 569

Total	4 398	2 116	6 514	4 518	1 557	6 075

(1)
Includes amounts capitalized to Exploration and Evaluation as well as those charged to Exploration Expense on the Consolidated Balance Sheets and the Consolidated Statements of Comprehensive Income, respectively, of the 2014 Financial Statements.

(2)
Includes amounts capitalized to Property, Plant and Equipment on the Consolidated Balance Sheets of the 2014 Financial Statements that relate to the Company's decommissioning and restoration activities.

Results of Operations for Oil- and Gas-Producing Activities

	At December 31, 2014			At December 31, 2013
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Operating revenues, net of royalties	13 579	4 043	17 622	12 230	5 217	17 447
Other Income	115	217	332	64	381	445

	13 694	4 260	17 954	12 294	5 598	17 892
Purchases of crude oil and products	355	459	814	460	568	1 028
Operating, selling and general	6 042	558	6 600	5 852	676	6 528
Transportation	541	90	631	482	127	609
Depreciation, depletion, amortization and impairment	4 035	1 349	5 384	2 439	1 804	4 243
Exploration	96	271	367	115	207	322
Gain (loss) on disposal of assets	3	(82)	(79)	—	(130)	(130)
Voyageur upgrader project charges	—	—	—	82	—	82
Finance expenses	153	72	225	135	33	168

Earnings before Income Taxes	2 469	1 543	4 012	2 729	2 313	5 042
Income taxes	693	890	1 583	689	1 313	2 002

Net Earnings	1 776	653	2 429	2 040	1 000	3 040

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

        The standardized measure of discounted future net cash flows relating to Suncor's proved oil and gas reserves are calculated in accordance with FASB Topic 932 — "Extractive Activities — Oil and Gas". Future cash inflows are estimated using the twelve-month average price, which are also used in estimating the entity's proved oil and gas reserves. Future development and production costs, including the associated decommissioning and restoration activities, are calculated by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. The appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, were applied to the future pretax net cash flows, less the tax basis of the properties involved. A prescribed rate of 10% is applied to discount the future net cash flows.

        The calculation of the standardized measure of discounted future net cash flows is based upon information prepared by the Company's independent qualified reserves evaluators, and adjusted for decommissioning and restoration activities and future income taxes.

        It should not be assumed that the estimates of future net cash flows presented in the tables below represent the fair market value of the reserves. There is no assurance that the price and cost assumptions will be attained and variances could be material. Future changes to income tax, royalty and environmental regulations could also have a significant impact on the respective assumptions. There is no guarantee that the estimates for SCO, bitumen, crude oil and NGLs, and natural gas reserves provided herein will be recovered. Actual SCO, bitumen, crude oil and NGLs, and natural gas reserves may be greater than or less than the estimates provided herein.

        The following twelve-month average prices were used to calculate the standardized measure of discounted future net cash flows:

Year	Brent North Sea	WTI Cushing Oklahoma	WCS Hardisty Alberta	Light Sweet Edmonton Alberta	Pentanes Plus Edmonton Alberta	AECO Gas	B.C. Gas Westcoast Station 2	National Balancing Point North Sea
	US$/bbl	US$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl	Cdn$/mmbtu	Cdn$/mmbtu	Cdn$/mmbtu
2014	101.70	94.99	82.80	95.98	103.40	4.40	4.09	9.52
2013	109.05	96.90	73.66	91.50	103.39	3.10	3.06	10.74

	At December 31, 2014			At December 31, 2013
($ millions)	Oil Sands	Exploration and Production	Total	Oil Sands	Exploration and Production	Total
Future cash inflows	309 703	25 774	335 477	297 638	24 014	321 652
Future production costs	(154 238)	(6 122)	(160 360)	(146 172)	(4 925)	(151 097)
Future development costs	(74 774)	(4 394)	(79 168)	(76 042)	(2 508)	(78 550)
Future income tax expenses	(18 212)	(8 103)	(26 315)	(16 649)	(11 486)	(28 135)

Future net cash flows	62 479	7 155	69 634	58 775	5 095	63 870
Annual 10% Discount Factor	(39 279)	(2 337)	(41 616)	(38 402)	(1 085)	(39 487)

Standardized measure of discounted future net cash flows	23 200	4 818	28 018	20 373	4 010	24 383

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2014	2013
Standardized measure of discounted future net cash flows — beginning of year	24 383	25 092
Sales and transfers of oil and gas produced	(8 679)	(8 463)
Net change in sales prices and operating costs related to future production	5 310	2 193
Net change due to extensions, discoveries and improved recovery	47	(38)
Net change due to acquisitions and dispositions	(72)	(888)
Net change due to revisions in quantity estimates	52	999
Previously estimated development costs incurred during the period	5 209	4 363
Changes in estimated future development costs	(2 646)	(1 743)
Accretion of discount	2 213	2 180
Net change in income taxes	2 201	688

Standardized measure of discounted future net cash flows — end of year	28 018	24 383

QuickLinks

  EXHIBIT 99-10